UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58





UNITIL CORPORATION
(Name of Registered Holding Company)


6 Liberty Lane West, Hampton, New Hampshire  03842-1720
(Address of principal executive offices)



ITEM 1 - ORGANIZATION CHART

Not applicable as this filing is for the fourth quarter of the fiscal year of the registered holding company.






ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate           Reporting
company             company          Type                    Net
advancing           receiving        of                      Change
funds               funds            transaction             in contributions

Unitil              Unitil           Capital contribution    $500,000
Corporation         Resources
                    Inc.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

	None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate   Reporting
company     company     Types of   Direct    Indirect             Total
rendering   receiving   services   costs     costs      Cost of   amount
services    services    rendered   charged   charged    capital   billed

Unitil      Unitil      Energy     $99,500   $80,639      $0      $180,139
Service     Resources   Marketing
Corp.       Inc.        and
                        Consulting

	Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the fourth quarter of 1999 included regulatory, finance, accounting, marketing, energy management and administrative services.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)

Investments in Energy-related Companies:
   Total consolidated capitalization
   as of December 31 , 1999                           $167,398
   Total capitalization multiplied by 15%               25,100

   Greater of $50 million or line 2                               $50,000

   Total current aggregate investment:
      Energy-related business:
         Unitil Resources, Inc.                          1,090

         Total current aggregate investment                  1,090

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                                    $48,910



Investments in Gas-related Companies

	None.


ITEM 5 - OTHER INVESTMENTS


                          Other               Other            Reason for
Major line of             investment in       investment in    difference in
energy-related            last U-9C-3         this U-9C-3      other
business                  report              report           investment

Energy Marketing           $10,000 *               $0              n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements
Not applicable as this filing is for the fourth quarter of the fiscal year of the registered holding company.


B.  Exhibits
None.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                              Unitil Corporation


                                           By:    /s/  Mark H. Collin
                                                       Mark H. Collin
                                                       Treasurer

Dated:  March 26, 1999







SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Unitil Corporation


                                              By:
                                                Mark H. Collin
                                                Treasurer

Dated:  March 26, 1999